Filed by Kansas City Southern

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 333-257298

Date: August 2, 2021

KCS KANSAS CITY SOUTHERN Combination of CN & Kansas City Southern Creating the Premier Railway st for the 21 Century August 2021 KCS © KANSAS CITY SOUTHERNKCS KANSAS CITY SOUTHERN Combination of CN & Kansas City Southern Creating the Premier Railway st for the 21 Century August 2021 KCS © KANSAS CITY SOUTHERN

Forward Looking Statements

Certain statements included in this presentation constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management's assessment and assumptions and publicly available information with respect to Kansas City Southern (KCS), regarding the proposed transaction between Canadian National Railway Company (CN) and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN and KCS caution that their assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this presentation include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties' ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN's indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN's ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS' operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.'s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management's Discussion and Analysis in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website and on www.sedar.com, for a description of major risk factors relating to CN. Additional risks that may affect KCS' results of operations appear in Part I, Item 1A "Risks Related to KCS' Operations and Business" of KCS' Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS' other filings with the U.S. Securities and Exchange Commission ("SEC").

Forward-looking statements reflect information as of the date on which they are made. CN and KCS assume no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN or KCS does update any forward-looking statement, no inference should be made that CN or KCS will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

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No Offer or Solicitation

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This presentation is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN's website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS' Corporate Secretary's Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This presentation is neither a solicitation of a proxy nor a substitute for the registration statement, the prospectus, the proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN's executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS' directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants is or may be included in the registration statement, the prospectus, the proxy statement or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC's website at www.sec.gov and from www.sedar.com, as applicable.

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CN-KCS: Safer. Faster. Cleaner. Stronger. A fully end-to-end merger ✓ Preserve all existing gateways & create new single-line routes ✓ Specific supply chain benefits ✓ Significant environmental benefits ✓ Support across broad stakeholder network ✓ We are committed to work with the STB to address any demonstrated concerns 4 KCS © KANSAS CITY SOUTHERNCN-KCS: Safer. Faster. Cleaner. Stronger. A fully end-to-end merger ✓ Preserve all existing gateways & create new single-line routes ✓ Specific supply chain benefits ✓ Significant environmental benefits ✓ Support across broad stakeholder network ✓ We are committed to work with the STB to address any demonstrated concerns 4 KCS © KANSAS CITY SOUTHERN

Executive Summary ▪ KCS Board of Directors continues to strongly recommend a vote “FOR” CN’s proposal ▪ CN’s $325 offer is clearly superior to CP’s inferior $275 proposal ▪ KCS Board terminated CP’s merger agreement in May and CP has chosen its own path of not revising its offer and collected a $700m break fee from KCS ▪ We expect CN’s voting trust to be approved by the STB as it is identical to CP’s voting trust, which was previously approved by the STB ▪ Voting trust approval will be evaluated under New Merger Rules which require evaluation of unlawful control while in the trust and financial health of both parties ▪ The STB already ruled on most of these issues when approving CP’s voting trust application ▪ CN’s financial health would be similar to CP’s financial health when considering credit ratings and leverage ratios ▪ Pro-competitive nature of the CN/KCS merger will be evaluated by the STB during the merits of the transaction phase, but not during voting trust evaluation 5 KCS © KANSAS CITY SOUTHERNExecutive Summary ▪ KCS Board of Directors continues to strongly recommend a vote “FOR” CN’s proposal ▪ CN’s $325 offer is clearly superior to CP’s inferior $275 proposal ▪ KCS Board terminated CP’s merger agreement in May and CP has chosen its own path of not revising its offer and collected a $700m break fee from KCS ▪ We expect CN’s voting trust to be approved by the STB as it is identical to CP’s voting trust, which was previously approved by the STB ▪ Voting trust approval will be evaluated under New Merger Rules which require evaluation of unlawful control while in the trust and financial health of both parties ▪ The STB already ruled on most of these issues when approving CP’s voting trust application ▪ CN’s financial health would be similar to CP’s financial health when considering credit ratings and leverage ratios ▪ Pro-competitive nature of the CN/KCS merger will be evaluated by the STB during the merits of the transaction phase, but not during voting trust evaluation 5 KCS © KANSAS CITY SOUTHERN

CN PROPOSAL Compelling Value Proposition for KCS Shareholders Significant Value to Significant Premium KCS Shareholders 45% premium to the $325 unaffected as well as a ▪ Implied premium of 45% to $224 21% premium to the KCS shareholders $157 implied value of the CP 3 proposal ▪ Participation in the Highest railroad significant upside of the transaction multiple KCS KCS CN 4 combined company 1 2 ever at 20.6x Historical Unaffected Offer ▪ Ability to receive the Participation in the Upside merger consideration immediately upon the KCS Pro Forma Ownership closing of CN’s voting trust 12.65% ownership in the 12.65% combined company with $1B of anticipated EBITDA synergies as well 5 as significant TAM expansion opportunity of $8B (1) Based on KCS closing NYSE share price on July 30, 2020, one day prior to financial media speculation on a potential private equity bid (2) Based on KCS closing NYSE share price on March 19, 2021, last market date prior to CP deal announcement (3) Based on CN and CP closing NYSE share prices of US$118.13 and US$365.37, as of April 19, 2021 (4) Based on transaction value $33.6B and Q1 2021 LTM COVID adjusted EBITDA of $1.6B (5) Total Addressable Market 6 KCS © KANSAS CITY SOUTHERN

Delivering EBITDA Synergies Approaching $1B

Expected to achieve ~$1B annualized EBITDA synergies within three years of integration[1]

New Revenue Opportunity

- The revenue opportunities are based on two major routes:
  - **Kansas City Speedway** connecting CN's Midwest foothold and the KC region
  - **CN Greenway** connecting Mexico, East Texas and the Gulf with CN's US Midwest and Eastern Canada foothold
- Combined business could target an incremental $6B of truck intermodal and $2B of rail TAM[2]

Intermodal Opportunity Breakdown[1]


Truck
Rail
$2B
$6B
A ~$6B truck addressable market …
8%
9%
35%
23%
24%
…with rapid future growth from USMCA and reshoring trend
Industrial Products
Consumer Products
Manufacturing Materials
Automotive Parts
Food and Agriculture (Temperature Controlled)

Cost Efficiencies

- Improved fuel efficiency and lower costs
- Technology deployment on a larger network
- More effective purchasing of operating and capital expenditures
- Core of cost savings will not be people-driven

(1) Estimate based on CN's original assessment of new revenue opportunities
(2) Total Addressable Market

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We Believe CP is Engaging in a Self-interested Attempt to Undermine CN’s Superior Proposal to the Detriment of KCS Shareholders ▪ CP chose not to exercise its right to match CN’s superior proposal when it had the chance under the terms of its initial merger contract ▪ Rather than improving its original offer, CP is attempting to undermine the CN-KCS deal and petition the STB to block the CN-KCS combination in hopes of denying KCS shareholders the benefits of CN’s superior proposal ▪ Despite CP’s claims to the contrary, CN and KCS have clearly demonstrated that our combination meets the STB’s requirements under the current merger rules ▪ Pro-competitive deal will deliver more choices to customers through the creation of new, single line service options, including direct and efficient rail options for truck freight between the U.S., Canada and Mexico ▪ Keeping gateways open on commercially reasonable terms is a major commitment that will ensure continued competition ▪ End-to-end merger seeks to create greater price transparency ▪ Proactive partnerships with passenger rail service in both Canada and the U.S. ▪ KCS shareholders will receive the consideration under CN’s superior proposal upon closing into the Voting Trust anticipated in the second half of 2021 ▪ We are confident that voting trust meets STB insulation from control and public interest requirements 8 KCS © KANSAS CITY SOUTHERNWe Believe CP is Engaging in a Self-interested Attempt to Undermine CN’s Superior Proposal to the Detriment of KCS Shareholders ▪ CP chose not to exercise its right to match CN’s superior proposal when it had the chance under the terms of its initial merger contract ▪ Rather than improving its original offer, CP is attempting to undermine the CN-KCS deal and petition the STB to block the CN-KCS combination in hopes of denying KCS shareholders the benefits of CN’s superior proposal ▪ Despite CP’s claims to the contrary, CN and KCS have clearly demonstrated that our combination meets the STB’s requirements under the current merger rules ▪ Pro-competitive deal will deliver more choices to customers through the creation of new, single line service options, including direct and efficient rail options for truck freight between the U.S., Canada and Mexico ▪ Keeping gateways open on commercially reasonable terms is a major commitment that will ensure continued competition ▪ End-to-end merger seeks to create greater price transparency ▪ Proactive partnerships with passenger rail service in both Canada and the U.S. ▪ KCS shareholders will receive the consideration under CN’s superior proposal upon closing into the Voting Trust anticipated in the second half of 2021 ▪ We are confident that voting trust meets STB insulation from control and public interest requirements 8 KCS © KANSAS CITY SOUTHERN

Enhancing Competition and Maximizing Customer Choice A fully end-to-end merger that will produce significant public interest benefits Customer Choice ▪ Wide variety of transportation options in the center of the U.S. including rails, highways and barges on the Mississippi River system ▪ The CN-KCS combination will create and add new direct rail routes that will enhance multimodal competition and maximize customer choice ▪ Committed to preserve connectivity by keeping current gateways open on commercially reasonable terms New Opportunities ▪ Create service where no direct choices exist today, enhancing competition between motor carriers and railroads and among railroads ▪ Provide grain shippers in Illinois with new access to East St. Louis and new direct single-line service to Mexico and ports in Mobile / New Orleans No Overlap ▪ CN has committed to a divestiture of a 70-mile section of track that would result in zero overlap ▪ End-to-end merger ensures that shippers enjoy the same number of options that they do today Continued Investment ▪ $250 million in infrastructure investments across CN and KCS lines ▪ Results in more efficiency, more capacity and more opportunities for employees and communities 9 KCS © KANSAS CITY SOUTHERNEnhancing Competition and Maximizing Customer Choice A fully end-to-end merger that will produce significant public interest benefits Customer Choice ▪ Wide variety of transportation options in the center of the U.S. including rails, highways and barges on the Mississippi River system ▪ The CN-KCS combination will create and add new direct rail routes that will enhance multimodal competition and maximize customer choice ▪ Committed to preserve connectivity by keeping current gateways open on commercially reasonable terms New Opportunities ▪ Create service where no direct choices exist today, enhancing competition between motor carriers and railroads and among railroads ▪ Provide grain shippers in Illinois with new access to East St. Louis and new direct single-line service to Mexico and ports in Mobile / New Orleans No Overlap ▪ CN has committed to a divestiture of a 70-mile section of track that would result in zero overlap ▪ End-to-end merger ensures that shippers enjoy the same number of options that they do today Continued Investment ▪ $250 million in infrastructure investments across CN and KCS lines ▪ Results in more efficiency, more capacity and more opportunities for employees and communities 9 KCS © KANSAS CITY SOUTHERN

CP’s Claim That Over 300 Shippers Will See A Reduction In Competition Is Vastly Overstated ▪ The current merger rules specifically rejected a proposed rule that would have required merger applicants to ensure that no customer would lose any of its existing rail options. ▪ Instead, STB precedent and the current merger rules express concern about a loss of competition when a customer would see its rail options reduced from 3-to-2 or from 2-to-1. ▪ Only 39 customers across the CN/KCS U.S. network would see a reduction in serving railroads from 3- to-2 or 2-to-1. ▪ All 39 customers are on or near the line segment that CN has committed to divest, which will ensure that no customer sees a reduction in its current level of competition. ▪ The vast majority of the customers listed in the geographic areas cited by CP will continue to have access to 4+ railroads ▪ A reduction in the number of physically serving railroads at a specific terminal or location does not mean a reduction in competition. ▪ A combined CN-KCS would be a stronger single-line competitor to the other serving Class I railroads. ▪ The current merger rules recognize that, “…there are other benefits that can be achieved through mergers in terms of creating single-line service and other efficiencies that can improve rail service and lower rail costs and thus make merging railroads more competitive and more responsive to their customers.” STB Ex Parte No. 582 (Sub-No. 1)(STB served 6/11/01)(Pg. 18). ▪ Major terminals will still served by at least 3 or more Class I railroads – e.g., Chicago, Detroit, Memphis, Kansas City, St. Louis, New Orleans, Mobile, Springfield, Council Bluffs/Omaha. 10 KCS © KANSAS CITY SOUTHERNCP’s Claim That Over 300 Shippers Will See A Reduction In Competition Is Vastly Overstated ▪ The current merger rules specifically rejected a proposed rule that would have required merger applicants to ensure that no customer would lose any of its existing rail options. ▪ Instead, STB precedent and the current merger rules express concern about a loss of competition when a customer would see its rail options reduced from 3-to-2 or from 2-to-1. ▪ Only 39 customers across the CN/KCS U.S. network would see a reduction in serving railroads from 3- to-2 or 2-to-1. ▪ All 39 customers are on or near the line segment that CN has committed to divest, which will ensure that no customer sees a reduction in its current level of competition. ▪ The vast majority of the customers listed in the geographic areas cited by CP will continue to have access to 4+ railroads ▪ A reduction in the number of physically serving railroads at a specific terminal or location does not mean a reduction in competition. ▪ A combined CN-KCS would be a stronger single-line competitor to the other serving Class I railroads. ▪ The current merger rules recognize that, “…there are other benefits that can be achieved through mergers in terms of creating single-line service and other efficiencies that can improve rail service and lower rail costs and thus make merging railroads more competitive and more responsive to their customers.” STB Ex Parte No. 582 (Sub-No. 1)(STB served 6/11/01)(Pg. 18). ▪ Major terminals will still served by at least 3 or more Class I railroads – e.g., Chicago, Detroit, Memphis, Kansas City, St. Louis, New Orleans, Mobile, Springfield, Council Bluffs/Omaha. 10 KCS © KANSAS CITY SOUTHERN

St. Louis Gains New Single Line Service

- Customers in the St. Louis and East St. Louis area can choose UP, BNSF, NS, and CSX—in addition to the combined CN-KCS line, as well as highway and water options. The Terminal Railroad Association of St. Louis (TRRA) and the Alton & Southern Railway (ALS) on the Illinois side are neutral switching carriers with connections to 6 Class I railroads, giving customers multiple routing options.
- Of the 156 customers open to KCS and CN reciprocal switching:
  - 88 are physically served by TRRA
  - 17 customers on the Illinois side are served ALS
  - Remaining customers are physically served by UP, BNSF, KCS or NS, all of which offer connections to the same railroads with connections to the TRRA.
- The combined CN-KCS will be a stronger competitor offering St. Louis customers single-line choices that previously didn't exist


ST. LOUIS TERMINAL
BNSF
KCS
NS
UP
ALS
CSX
CN
TRRA

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Compelling Voting Trust Case ▪ Voting Trust Rule -- 49 CFR 1180.4(b)(4)(iv) “. . . In each proceeding involving a major transaction, applicants contemplating the use of a voting trust must explain how the trust would insulate them from an unlawful control violation and why their proposed use of the trust, in the context of their impending control application, would be consistent with the public interest.” ▪ Public Interest = (1) no premature unlawful control; (2) financial and operational fitness of applicants; (3) any risks with divestiture if consolidation not approved. ▪ May 16 Decision on CP Voting Trust Provides Guidance On How The STB Will Review The CN/KCS Voting Trust 1. Decision found no unlawful, premature control of KCS under trust structure and CN is proposing to use the same trust and the same trustee. 2. Although the public interest test did not technically apply to the CP/KCS transaction due to application of the old rules, the STB decision nonetheless noted that the CP/KCS voting trust was also consistent with the public interest – a test only applicable under the new merger rules. • In discussing the public interest test, the STB found “there is no significant risk that the financial strength or operational capabilities of Kansas City Southern . . . would be compromised“ and that “the financial strength or operational capabilities of Kansas City Southern . . . would be compromised or that issues associated with such a process would be problematic . . .” ▪ July 6 CN-KCS filing discussed CN’s and KCS’s financial health and also explained how the pro- competitive benefits of the transaction are fully consistent with the public interest and that no harm would flow from use of a voting trust 12 KCS © KANSAS CITY SOUTHERN

STB Voting Trust Standard Voting Trust Review Governed By 49 U.S.C. §11324(b) and 49 CFR 1180.4(b)(iv). A voting trust will be approved if: i. The trust will insulate the seller from control of the buyer during the trust period; and ii. The trust is consistent with the public interest. This public interest review is focused on whether the voting trust is in the public interest, not whether the ultimate merger is in the public interest. STB Public Interest for Voting Trust • The focus is on the divestiture process and the financial capabilities of the carriers. • STB decision in CP-KCS, which had an identical trust, found that, “…in the event divestiture were necessary, there is no significant risk that the financial strength or operational capabilities of Kansas City Southern would be compromised.” • CN’s CFO, Ghislain Houle, demonstrated that the proposed combination poses no risk of financial harm to CN. • William Clyburn, Jr. former STB Commissioner and Vice-Chairman said, “Based upon my first-hand knowledge of the internal conversations within the Board from when I voted on the 2001 new merger rules, it is my opinion that the CN voting trust more than clears the two tests we established for such trusts in 2001 and . . . should be approved so that the Board and the public may move forward to consider the merits of the transaction.” • Independent credit rating agencies confirm that even after taking on more debt, CN is projected to have an investment grade Baa2/BBB rating, right in the mainstream of other publicly traded companies and comparable to CP’s rating without the transaction. 13 KCS © KANSAS CITY SOUTHERNSTB Voting Trust Standard Voting Trust Review Governed By 49 U.S.C. §11324(b) and 49 CFR 1180.4(b)(iv). A voting trust will be approved if: i. The trust will insulate the seller from control of the buyer during the trust period; and ii. The trust is consistent with the public interest. This public interest review is focused on whether the voting trust is in the public interest, not whether the ultimate merger is in the public interest. STB Public Interest for Voting Trust • The focus is on the divestiture process and the financial capabilities of the carriers. • STB decision in CP-KCS, which had an identical trust, found that, “…in the event divestiture were necessary, there is no significant risk that the financial strength or operational capabilities of Kansas City Southern would be compromised.” • CN’s CFO, Ghislain Houle, demonstrated that the proposed combination poses no risk of financial harm to CN. • William Clyburn, Jr. former STB Commissioner and Vice-Chairman said, “Based upon my first-hand knowledge of the internal conversations within the Board from when I voted on the 2001 new merger rules, it is my opinion that the CN voting trust more than clears the two tests we established for such trusts in 2001 and . . . should be approved so that the Board and the public may move forward to consider the merits of the transaction.” • Independent credit rating agencies confirm that even after taking on more debt, CN is projected to have an investment grade Baa2/BBB rating, right in the mainstream of other publicly traded companies and comparable to CP’s rating without the transaction. 13 KCS © KANSAS CITY SOUTHERN

CN-KCS is Aligned with Executive Order Promoting Competition in the American Economy ▪ The CN/KCS merger enhances competition and is fully consistent with President Biden’s Executive Order, which is focused on promoting a “fair, open and competitive marketplace.” ▪ STB’s current major merger rules requiring proof of “enhanced competition” are consistent with the Executive Order’s focus ▪ KCS and CN will demonstrate that a CN-KCS combination will create more choices for freight customers and enhance competition both with larger railroads and with trucking providers ▪ KCS and CN look forward to working closely with the Biden Administration, the STB and the other relevant regulatory bodies to deliver this pro-competitive transaction 14 KCS © KANSAS CITY SOUTHERNCN-KCS is Aligned with Executive Order Promoting Competition in the American Economy ▪ The CN/KCS merger enhances competition and is fully consistent with President Biden’s Executive Order, which is focused on promoting a “fair, open and competitive marketplace.” ▪ STB’s current major merger rules requiring proof of “enhanced competition” are consistent with the Executive Order’s focus ▪ KCS and CN will demonstrate that a CN-KCS combination will create more choices for freight customers and enhance competition both with larger railroads and with trucking providers ▪ KCS and CN look forward to working closely with the Biden Administration, the STB and the other relevant regulatory bodies to deliver this pro-competitive transaction 14 KCS © KANSAS CITY SOUTHERN

CN-KCS Better Offer, Better Partner, Better Railway, Best Solution ▪ Compelling Value Proposition for KCS Shareholders of $325 per share ▪ Safer, Faster, Cleaner, Stronger Railway ▪ End to End Merger Creates USMCA Railway ▪ Enhanced Competition, Increased Customer Choice – Will work with the Biden Administration, STB and Other Regulators to Deliver Pro-Competitive Transaction e.g. zero overlap, open gateways, pricing transparency ▪ Job Creation, Best in Class ESG Practices, Implementation of Advanced Technology Best Practices ▪ Plain Vanilla Voting Trust Pending STB Merger Approval – Clear Path Forward ▪ CN and KCS Committed to Maintaining Strong Balance Sheets, Financial Position 15 KCS © KANSAS CITY SOUTHERNCN-KCS Better Offer, Better Partner, Better Railway, Best Solution ▪ Compelling Value Proposition for KCS Shareholders of $325 per share ▪ Safer, Faster, Cleaner, Stronger Railway ▪ End to End Merger Creates USMCA Railway ▪ Enhanced Competition, Increased Customer Choice – Will work with the Biden Administration, STB and Other Regulators to Deliver Pro-Competitive Transaction e.g. zero overlap, open gateways, pricing transparency ▪ Job Creation, Best in Class ESG Practices, Implementation of Advanced Technology Best Practices ▪ Plain Vanilla Voting Trust Pending STB Merger Approval – Clear Path Forward ▪ CN and KCS Committed to Maintaining Strong Balance Sheets, Financial Position 15 KCS © KANSAS CITY SOUTHERN

CN-KCS is The Best Solution CN-KCS CP Compelling and Superior $325 Offer Prior Offer $275 Plain Vanilla Voting Trust Same Voting Trust as CN Conditions to Offer: KCS Shareholder Approval, Voting Would also require CP Shareholder Approval Trust Approval and Mexican Regulatory Approval End to End Merger with Pro-Competitive Enhancements No Commitments on Pro Competitive Enhancements Next Steps: Close in Voting Trust, Begin Merger Review ?? 16 KCS © KANSAS CITY SOUTHERNCN-KCS is The Best Solution CN-KCS CP Compelling and Superior $325 Offer Prior Offer $275 Plain Vanilla Voting Trust Same Voting Trust as CN Conditions to Offer: KCS Shareholder Approval, Voting Would also require CP Shareholder Approval Trust Approval and Mexican Regulatory Approval End to End Merger with Pro-Competitive Enhancements No Commitments on Pro Competitive Enhancements Next Steps: Close in Voting Trust, Begin Merger Review ?? 16 KCS © KANSAS CITY SOUTHERN

Path to Completion: Expected Second-Half 2022


2021
2022
CN-KCS Enter into Definitive Agreement
CN-KCS File Jointly for Voting Trust Approval
CN-KCS Response to Public Comments, including 1750+ Letters of Support Filed with the STB
KCS Definitive Proxy Statement Filing
KCS Special Shareholder Meeting; Merger agreement requires shareholder approval to receive breakup fee
Obtain common control approval from STB and other applicable regulatory authorities
MAY 21st
MAY 26th
JULY 6th
JULY 7th
AUGUST 19th
EXPECTED SECOND HALF 2021
EXPECTED SECOND HALF 2022
AFTER FULL STB APPROVAL
PROGRESS TO DATE
Following and subject to approval by KCS shareholders, satisfaction or waiver of other customary closing conditions, Mexican regulatory approvals, and prior approval by the STB for the CN voting trust, CN will acquire KCS shares and place them into voting trust; KCS shareholders receive consideration
Voting trust terminated; CN acquires voting rights and control of KCS

With 1750+ statements of support received, customers across all industries will benefit from the end-to-end CN-KCS combination that will expand North American trade and power economic prosperity. Unprecedented pro-competitive commitments will deliver more choices and provide all market participants, railroads and shippers a fair chance to compete. For more information on the transaction and the benefits it is expected to bring to the full range of stakeholders, visit ConnectedContinent.com

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connectedcontinent.com 18 KCS © KANSAS CITY SOUTHERNconnectedcontinent.com 18 KCS © KANSAS CITY SOUTHERN